Filed Pursuant to Rule 424(b)(7)
Registration No. 333-147963
Prospectus Supplement No. 1 to Prospectus dated December 10, 2007
MARTEK BIOSCIENCES CORPORATION
340,946 Shares of Common Stock
     This prospectus supplement updates and amends certain information set forth under the caption “Selling Stockholders” in the prospectus dated December 10, 2007 (the “prospectus”) covering resale by selling stockholders of 340,946 shares of our common stock. This prospectus supplement is not complete without, and may not be utilized except in connection with, the prospectus, including any amendments or supplements thereto.

Investing in our common stock involves a high degree of risk. See “Risk Factors” on page 5 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus to which it relates. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 3, 2008

     The following information supplements the information set forth under the caption “Selling Stockholders” in the prospectus.
SELLING STOCKHOLDERS
     The following table sets forth the following information with respect to each selling stockholder: (i) name of the selling stockholder; (ii) the number of shares of our common stock we believe each selling stockholder beneficially owned before this offering; (iii) the number of shares of our common stock the selling stockholder is offering; and (iv) the number of shares of our common stock, and the percentage of our total outstanding stock (if greater than 1%), that the selling stockholder will beneficially own after the selling stockholder sells all of the shares it is offering. Except as set forth in the table below, none of the selling stockholders has had a material relationship with us within the last three years other than as a result of the ownership of the shares or other securities of ours. We do not know how long the selling stockholders will hold the shares before selling them and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of these shares.
     The information is based on information provided by or on behalf of the selling stockholders to us and is as of the date of this prospectus supplement. The selling stockholders may offer all, some or none of the shares. Because the selling stockholders may offer all or some portion of the shares, we cannot estimate the number of shares that will be held by the selling stockholders upon termination of any of these sales. In addition, since the date on which they provided information regarding their beneficial ownership of our common stock, the selling stockholders may have sold, transferred or otherwise disposed of all or a portion of their shares in transactions exempt from the registration requirements of the Securities Act.

Name of Selling Stockholder	Shares of common stock beneficially owned prior to the offering		Maximum number of shares that may be sold in the offering	Shares of common stock beneficially owned after the offering	Percent of shares of common stock beneficially owned after the offering(1)

Barclay, William R.	24,126		24,126	0	*
Braman, Mark	12,508		12,508	0	*
CNF Investments, LLC	332,609	(2)	25,341	307,268	*
Flanagan, Robert J.	398,171	(3)	25,446	372,725	1.14%
Flatt, Jim	1,382	(4)	1,382	0	*
Gilde Europe Food & Agribusiness Fund B.V.	15,022		15,022	0	*
Jamo, Robert C.	16,108		3,078	13,030	*
Maddy, Norma Foster	11,303		8,250	3,053	*
Meager, Kent	27,724		27,724	0	*
Norman A. Meager, Trustee of the Meager Family Trust Dated 9-30-85, as amended	21,398		21,398	0	*
Meager, Timothy S.	22,561	(5)	3,311	0	*
North American Nutrition & Agribusiness Fund, L.P.	18,288	(6)	18,288	0	*
Siegel, Mo	12,443		12,443	0	*
Silvey, John S.	5,325	(7)	5,325	0	*
John S. Silvey and Barbara Silvey, JTWROS	3,476		3,476	0	*
Silvey, Kelley C.	20,966	(8)	5,325	15,641	*
Kelley C. Silvey & Katherine A. Silvey, JTWROS	19,117		3,476	15,641	*
Zuccaro, Brynne	3,462		3,462	0	*
Zuccaro, Marc	3,462		3,462	0	*
Zuccaro, Robert	177		177	0	*
Robert E. Zuccaro, As Custodian for Brynne Zuccaro	10,065		10,065	0	*
Robert E. Zuccaro, As Custodian for Marc E. Zuccaro	10,065		10,065	0	*
All other selling stockholders representing less than 1% of our outstanding stock	279,002		126,931	152,071	*

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*	Less than 1%.

(1)	Based on 32,753,648 shares of common stock outstanding as of December 20, 2007.

(2)	Mr. Flanagan is a manager and member of CNF Investments, LLC. Mr. Flanagan is a member of our Board of Directors.

(3)	The number of shares set forth represents the aggregate holdings of entities affiliated with Mr. Flanagan. These shares include currently exercisable options to acquire 55,562 shares; 10,000 shares held by the Flanagan Family Limited Partnership, of which Mr. Flanagan is a general partner; and 332,609 shares held by CNF Investments, LLC, of which Mr. Flanagan is a manager and member. Mr. Flanagan disclaims beneficial ownership of the shares listed except to the extent of his pecuniary interest therein. Mr. Flanagan is a member of our Board or Directors.

(4)	Dr. Flatt is a former Senior Vice President, Research of Martek. Dr. Flatt resigned from the position on May 31, 2007.

(5)	Includes currently exercisable options to purchase 19,250 shares.

(6)	North American Nutrition & Agribusiness Fund, L.P. holds the shares for the benefit of NANA Management L.P., its general partner, and Bay City Capital LLC, its advisor.

(7)	Includes 3,476 shares held for the benefit of the Barbara A. Albert and John S. Silvey Revocable Trust uta dated 6/26/03.

(8)	Includes 19,117 shares held for the benefit of the Kelley C. Silvey & Katherine A. Silvey, JTWROS.
     Information about the selling stockholders may change over time. Any changed information given to us by the selling stockholders will be set forth in prospectus supplements if and when necessary.

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